Filed Pursuant to Rule 433
Registration No. 333-134553

Cotton and Soybean Linked Notes
Principal at Risk

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1)
Principal Amount:	$[TBD]
CUSIP:	[TBD]
Trade Date:	[TBD]
Issue Date:	Trade Date + [5] Business Days
Valuation Date:

Maturity Date - 5 Exchange Business Days; provided that, if a Disruption Event is in effect on the scheduled Valuation Date, the Valuation Date may be postponed (as described below under “Disruption Events”)

Maturity Date:	Issue Date + [15] months, or if such date is not a Business Day, the next succeeding Business Day
Issue Price:	100%
Interest:	The notes do not bear interest.
Component Commodities and	The notes are linked to a Basket consisting of the Component Commodities. The Component Commodities and the Component Weighting for each Component Commodity are as set forth below:
Component		Component
Weightings:	Component Commodities	Weighting
	No. 2 Cotton (“Cotton”)	50.0%
	No. 2 Yellow Soybean (“Soybean”)	50.0%

Redemption Amount:	A single U.S. dollar payment on the Maturity Date per $1,000 note equal to:
$1,000 x (1 + Basket Return)

The notes are not principal protected, even if held to maturity. If the Final Basket Level is less than the Initial Basket Level, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested. In the case of Non-U.S. holders, Lehman Brothers Holdings Inc. intends to withhold an amount equal to 30% of 3% (the percentage difference between the Initial Commodity Prices and the Reference Commodity Prices). See “United States Federal Income Tax Treatment” below.

Basket Return:	Final Basket Level - Initial Basket Level
Initial Basket Level

Initial Basket Level:	Set to 100 on the Trade Date

Final Basket Level:	100 x (1 + the sum of the Weighted Component Commodity Returns)
Weighted Component Commodity	For each Component Commodity:
Returns:	Component Weighting	x	Final Commodity Price - Reference Commodity Price Initial Commodity Price
Initial	For each Component Commodity, as set forth below:
Commodity
Price:	Component
Commodity	Initial Commodity Price
Cotton	[The price agreed upon at time of trade which represents the price of the December 2008 futures contract for Cotton]
Soybean	[The price agreed upon at time of trade which represents the price of the November 2008 futures contract for Soybean]

Reference	For each Component Commodity, [97.0]% times the Initial Commodity Price, as set forth below:
Commodity
Price:	Component	Reference Commodity
Commodity	Price
Cotton	[ TBD ]
Soybean	[ TBD ]

Final Commodity Price:	For each Component Commodity, the Commodity Price on the Valuation Date.

Commodity	The Commodity Price for each Component Commodity is as set forth below:
Price:
Component
Commodity	Commodity Price
Cotton

The official settlement price of the December 2008 futures contract for Cotton (the “Cotton Contract”), which is the Cotton futures contract scheduled for settlement in December 2008, expressed as the U.S. cent price per pound, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Soybeans

The official settlement price of the November 2008 futures contract for Soybeans (the “Soybeans Contract”), which is the Soybeans futures contract scheduled for settlement in November 2008, expressed as the U.S. cent price per bushel, as made public by the Relevant Exchange (subject to the occurrence of a Disruption Event).

Relevant Exchange

For each Component Commodity, the exchange set forth opposite such Component Commodity below, or its successor, or if the exchange set forth below is no longer the principal exchange or trading market for a Component Commodity or options or futures contracts for such Component Commodity, such other exchange or principal trading market for the relevant Component Commodity as determined in good faith by the Calculation Agent which serves as the source of prices for that Component Commodity, and any principal exchanges where options or futures contracts on that Component Commodity are traded.

Component
	Commodity	Relevant Exchange
	Cotton	The New York Board of Trade (“NYBOT”)
	Soybeans	The Chicago Board of Trade (“CBOT”)

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below relating to one or both of the Component Commodities is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Final Basket Level using:

	o	for each Component Commodity that did not suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price for that Component Commodity on the scheduled Valuation Date, and

o

for each Component Commodity that did suffer a Disruption Event on the scheduled Valuation Date, the Final Commodity Price on the immediately succeeding trading day for such Component Commodity on which no Disruption Event occurs or is continuing with respect to such Component Commodity;

provided however that if a Disruption Event has occurred or is continuing with respect to a Component Commodity on each of the three scheduled trading days following the scheduled Valuation Date, then (a) that third scheduled trading day shall be deemed the Valuation Date for the affected Component Commodity; and (b) the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on such day in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below relating to one or both of the Component Commodities is in effect on the Valuation Date, the Calculation Agent will determine the Final Commodity Price for the affected Component Commodity on the scheduled Valuation Date in its sole and absolute discretion taking into account the latest available quotation for the Commodity Price for the affected Component Commodity and any other information that in good faith it deems relevant.

A “Disruption Event” for a Component Commodity means any of the following events with respect to that Component Commodity, in each case as determined in good faith by the Calculation Agent:

(A)

the suspension of or material limitation on trading in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity;

(B)

either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Component Commodity, or futures contracts or options related to the Component Commodity, on the Relevant Exchange for that Component Commodity, or (ii) the disappearance of, or of trading in, the Component Commodity

(C)

the failure of the Relevant Exchange for the Component Commodity to publish the official daily settlement price of the Component Commodity for that day (or the information necessary for determining the settlement price); and

	(D)	the occurrence since the Trade Date of a material change in the content, composition, or constitution of the Component Commodity; or

	(E)	the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Component Commodity.

For the purpose of determining whether a Disruption Event for a Component Commodity has occurred:

(1)

a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange for the Component Commodity;

(2)

a suspension in trading in a Component Commodity on the Relevant Exchange for that Component Commodity (without taking into account any extended or after-hours trading session), by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

	(3)	a suspension of or material limitation on trading on a Relevant Exchange for a Component Commodity will not include any time when the Relevant Exchange for that Component

Commodity is closed for trading under ordinary circumstances.

For purposes of calculating the Final Basket Level in the event of a Disruption Event relating to one or more Component Commodities in accordance with the above, “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Component Commodity.

Valuation Business Day:

A day, as determined in good faith by the Calculation Agent, on which the Relevant Exchange for each Component Commodity is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange or organized exchange or market, as applicable, closing prior to its scheduled closing time).

Business Days:	New York
Underwriter:	Lehman Brothers Inc.
Calculation Agent	Lehman Brothers Commodity Services Inc.
Denomination:	US$10,000 and integral multiples of US$10,000
Issue Type:	US MTN

Fees:		Price to Public (1)	Fees(2)	Proceeds to the Issuer

	Per note	$1,000	$12.00	$988.00
Total

(1) The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. will receive commissions equal to $12.00 per $1,000 principal amount, or 1.20%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes is subject to risks associated with the performance of the Component Commodities.

The notes do not bear interest, and the return on the notes at maturity is dependent on the Basket Return, which in turn depends on the performance of the prices of the Component Commodities.  Because the notes are not principal protected if held to maturity, if the Final Basket Level is less than the Initial Basket Level, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.  You may lose up to 97% of the principal you invest in the notes, or a potential loss of $970 on each $1,000 principal amount note.

The prices of the Component Commodities are primarily affected by the global demand for and supply of such Component Commodities (including certain specific factors discussed below), but from time to time may also be significantly affected by speculative actions or currency exchange rates.  Demand for the Component Commodities is significantly linked to the level of global economic activity, but is also influenced by other factors such as government regulations (including environmental or consumption policies) and growth in industrial production.  In addition to general economic activity and demand, prices for a Component Commodity can be influenced by political events, changes in production and yields, weather, trade and diseases, as well as labor activity and supply disruptions in regions of the world that are major producers of the relevant Component Commodity, all of which will tend to affect worldwide prices of a Component Commodity, regardless of the location of the event.  It is impossible to predict what effect these factors will have on the value of any of the Component Commodities and thus, the return on the notes.

In the event of sudden disruptions in the supplies of a Component Commodity, such as those caused by war, natural events, or accidents, prices of a Component Commodity and futures contracts on a Component Commodity could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon the introduction of new or previously withheld supplies of the Component Commodities into the market or the introduction of substitute products or commodities.

In addition, the Component Commodities are also subject to certain specific risks (for a discussion of risks related to the Indices, see below).

Specific factors affecting the price of Cotton.  The price of cotton is primarily affected by the global demand for and supply of cotton, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  In addition, prices for cotton are affected by governmental programs and policies regarding agriculture, including cotton, specifically, and trade, fiscal and monetary issues, more generally.  Extrinsic factors also affect cotton prices such as weather, crop yields, natural disasters, technological developments, wars and political and civil upheavals.  Demand for cotton has generally increased with worldwide growth and prosperity.

Specific factors affecting the price of Soybeans.  The price of soybeans is primarily affected by the global demand for and supply of soybeans, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  In addition, prices for soybeans are affected by governmental programs and policies regarding agriculture, including soybeans, specifically, and trade, fiscal and monetary issues, more generally.  Extrinsic factors also affect soybean prices such as weather, crop yields, natural disasters, technological developments, wars and political and civil upheavals.  Soy biodiesel, animal agriculture, edible soybean oil and new industrial uses are examples of major areas that may impact worldwide soybean demand.  The United States, Argentina and Brazil are the three biggest suppliers of soybean crops.

The notes are linked to the Cotton Contract and the Soybeans Contract, which are different than, and will have a different market valuation than, the first nearby month futures contracts for each of Cotton and Soybeans.

The notes are linked to the Cotton Contract and the Soybeans Contract, and whether or not the Basket Return will be positive or negative will be determined by reference to the price of the Cotton Contract and the Soybeans Contract.  The notes are not linked to the first nearby month future contract of either Component Commodity, each of which is generally used to determine the spot price of such Component Commodity, and which is the contract for each such Component Commodity that is scheduled for settlement in the following month (and which changes from month to month as monthly contracts expire).  There may be no correlation between the price of the Cotton Contract, the Soybeans Contract and that of the first nearby month futures contract for each such Component Commodity (and, therefore, of the spot price of Cotton and Soybeans, as the case may be, from time to time), except (i) with respect to Soybeans, when the Soybeans Contract becomes the first nearby month futures contract,; and (ii) with respect to Cotton, when the Cotton Contract becomes the first nearby month futures contract.  For further information concerning the relationship between the Soybeans Contract and the Cotton Contract, see “Information on the Cotton Contract and the NYBOT” and “Information on the Soybeans Contract and the CBOT” below).

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The prices of the Component Commodities will affect the market value of the notes. It is expected that the market value of the notes will depend on where the prices of the Component Commodities are trading relative to the Initial Commodity Prices.  If you choose to sell your notes when the price of one or more of the Component Commodities is trading at a level below its respective Initial Commodity Price, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Changes in the volatility of the Component Commodities and their prices are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of one or more of the Component Commodities or the prices of the Component Commodities increases or decreases, the market value of the notes may be adversely affected. The volatility of the Component Commodities and their prices are affected by a variety of factors, including weather, diseases, agricultural events or policies, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in the Component Commodities and the futures contracts on the Component Commodities.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of one or more of the Component Commodities and, therefore, the value of your notes.

Active trading in options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Component Commodities, futures contracts on the Component Commodities on a spot and forward basis and other contracts and products in or related to the Component Commodities and other derivative products (including futures contracts, options on futures contracts and options and swaps on the Component Commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to one or more of the Component Commodities or futures contracts on the Component Commodities and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the prices of the Component Commodities, which could in turn affect the return on and the value of the notes.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing a hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

The use of a return on a basket of Component Commodities instead of a single commodity or index return may adversely affect the return on your investment.

The amount payable on the notes, if any, is based on the Final Basket Level, which in turn is based on the combined performance of the Component Commodities.  Because price movements in the Component Commodities may not correlate with each other, at a time when the price of one or more of the Component Commodities increases, the price of one or more of the other Component Commodities may increase to a lesser extent or may decline. Therefore, in calculating the Basket Return, increases in the value of one or more of the Component Commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other Component Commodities.

The return on your notes may not reflect all developments in the Component Commodities.

Because the payout will be based on the Basket Return, which in turn is calculated based on the Final Basket Level on the Valuation Date, which is a single Valuation Business Day near the end of the term of the notes, the prices of the Component Commodities at other times during the term of the notes or at the Maturity Date could be higher than the Final Basket Level on the Valuation Date.  This difference could be particularly large if there is a significant decrease in the prices of the Component Commodities during the latter portion of the term of the notes or if there is significant volatility in the prices of the Component Commodities during the term of the notes, especially on dates near the Valuation Date.

Lack of regulation.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc.  The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell futures contracts on Component Commodities on the Relevant Exchanges for the benefit of holders of the notes. The notes are not themselves futures contracts, and an investment in the notes does not constitute either an investment in the Component Commodities or futures contracts on Component Commodities or in a collective investment vehicle that trades in the Component Commodities or futures contracts on the Component Commodities.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to the Component Commodities.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Component Commodities and other commodities, including those in the agricultural sector. These views are sometimes communicated to clients who participate in the markets for the Component Commodities and other commodity sectors. However, these views, depending upon worldwide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in the markets for the Component Commodities and other sectors may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate the Component Commodities and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Component Commodity price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Component Commodities. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future price movements of the Component Commodities constitutes a recommendation as to the merits of an investment in your notes.

Suspension or disruption of market trading in the Component Commodities or other futures contracts on the Component Commodities and certain other events may require a postponement in the Valuation Date for one or more of the Component Commodities, and may adversely affect the value of the notes.

Certain events, including events involving the suspension or disruption of market trading in the Component Commodities or futures contracts on the Component Commodities constitute Disruption Events under the terms of the notes.  For further information on these events, see “Disruption Events” above.  To the extent any of these events occurs with respect to one or more of the Component Commodities and remains in effect on the scheduled Valuation Date for the notes, the Valuation Date for the affected Component Commodity may be postponed until the Disruption Event ceases to be in effect or, if the Disruption Event remains in effect for three scheduled trading days after the Valuation Date, the price for the affected Component Commodity used to calculate the Final Basket Level will be determined by the Calculation Agent in its sole and absolute discretion taking into account the latest available quotation for the price for the affected Component Commodity and any other information that in good faith it deems relevant.

In the event the Valuation Date for one or more Component Commodities is delayed, the Final Commodity Price for the affected Component Commodity may be lower, and could result in the Final Basket Level (and consequent Basket Return and Redemption Amount) being lower, than what you may have anticipated based on the last available price for the affected Component Commodity as of the scheduled Valuation Date.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as financial contracts, as described under “Supplemental United States Federal Income Tax Consequences-Financial Contracts” in the prospectus supplement dated May 30, 2006, for its Medium Term Notes, Series I.  In the case of Non-U.S. holders, Lehman Brothers Holdings Inc. intends to withhold in an amount equal to 30% of 3% (the percentage difference between the Initial Commodity Prices and the Reference Commodity Prices).  Alternative characterizations are possible which could affect amount, character and timing of income.  The notes are subject to complex tax rules and investors should consult their own tax advisors regarding the tax treatment of the notes.

Information on the Component Commodities

The Redemption Amount payable on the Maturity Date will be determined by the Basket Return, which is dependent on the official settlement price on the Valuation Date of the Component Commodities.  Lehman Brothers Holdings Inc. has derived all information regarding the commodities futures markets, the NYBOT and the CBOT from publicly available sources.  Information concerning the NYBOT and Cotton trading on the NYBOT reflects the policies of, and is subject to change without notice by, the NYBOT.  Information concerning the CBOT and Soybeans trading on the CBOT reflects the policies of, and is subject to change without notice by, the CBOT.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Commodity Price for each Component Commodity is displayed on Bloomberg under the following symbols:

Component Commodity	Bloomberg Symbol
Cotton	CTZ8
Soybeans	S X8

The Commodity Futures Markets

At present, the Component Commodities are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets.  Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission.  Because the notes do not constitute futures contracts or commodity options, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC, the FSA or any other non-U.S. regulatory authority.

Information on Cotton Contract & the NYBOT

The New York Board of Trade® (“NYBOT”) provides futures and options markets for several agricultural commodities, including cocoa, coffee, cotton, orange juice and sugar.  The NYBOT’s history began with the founding of the New York Cotton Exchange (NYCE ®) in 1870 (cotton futures), followed by the Coffee Exchange of the City of New York in 1882 (coffee futures). The Coffee Exchange added sugar futures in 1914 and became the Coffee and Sugar Exchange in 1916.  The New York Cocoa Exchange began operations in 1925 and merged with the Coffee and Sugar Exchange in 1979 to form the Coffee, Sugar & Cocoa Exchange, Inc. (CSCE).  The CSCE and NYCE formed the Board of Trade of the City of New York, Inc. as a parent company in 1998, a merger process completed in June 2004 when the two exchanges became the New York Board of Trade (NYBOT).

The Cotton Contract is the NYBOT futures contract scheduled for settlement in December 2008.  By contrast, the “first nearby month” futures contract is the NYBOT contract next scheduled for settlement.  For example, as of June 29, 2007, the front-month cotton futures contract was the July 2007 futures contract, which is a contract for delivery of cotton in July 2007.  In November 2008, the Cotton Contract will also be the “first nearby month” futures contract, as settlement of the Cotton Contract is scheduled for December 2008, the next succeeding delivery month.

The Basket Return will be determined in part by reference to the price of the Cotton Contract traded on the NYBOT.  We have derived all information regarding the Cotton Contract and the NYBOT from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, the NYBOT. We make no representation or warranty as to the accuracy or completeness of such information.

The Cotton Contract size is 50,000 pounds net weight and the delivery points include Galveston, Texas; Houston, Texas; New Orleans, Louisiana, Memphis, Tennessee and Greenville/Spartanburg, South Carolina.  The price quotation for the

 Cotton Contract is in cents and hundredths of a cent per pound.  The Cotton Contract provides for delivery of Strict Low Middling basic grade.

The following summarizes selected specifications relating to the Cotton Contract traded on the NYBOT:

Trading Unit:  50,000 pounds net weight

Price Quotation:  U.S. cents and hundredths of a cent per pound

Minimum Price Fluctuation:  1/100 of a cent (one “point”) per pound below 95 cents per pound. 5/100 of a cent (or five “points”) per pound at prices of 95 cents per pound or higher. Spreads may always trade and be quoted in one point increments.(point value of $5/contract)

Maximum Daily Price Fluctuation: 3 cents above or below the previous day’s settlement price. However, if in any contract month, the Cotton Contract settles at or above $1.10 per pound, all contract months will trade with 4 cent price limits. Should no month settle at or above $1.10 per pound, price limits stay (or revert) to 3 cents per pound. Spot month - no limit on or after first notice day.

Last Trading Day: Trading terminates at the close of business on the seventeenth business day prior to the end of the delivery month. For example, trading for the Cotton Contract in December 2008 is scheduled to end on December 8, 2008.

First Notice Day: Five business days before the first delivery day of the then current delivery month.  For example, the first notice day for delivery in December 2008 is scheduled for November 25, 2008.

Last Notice Day: Twelve business days prior to the end of the delivery month.  For example, the last notice day for delivery in December 2008 is scheduled for December 16, 2008.

Information on the Soybeans Contract & the CBOT

The Chicago Board of Trade® (“CBOT”), established in 1848, is a futures and futures-options exchange. In its early history, the CBOT traded only agricultural commodities such as corn, wheat, oats and soybeans. Futures contracts at the Exchange evolved to include non-storable agricultural commodities and non-agricultural products. South American Soybean futures and Ethanol futures, the Exchange’s newest products, were introduced in 2005 in response to shifting trends in the global agricultural economy.  Whether trading futures and options on futures through an electronic platform or open auction, the CBOT’s primary role is to provide transparent and liquid contract markets for its member/stockholders and customers to use for price discovery, risk management and investment purposes.

The Soybeans Contract is the CBOT futures contract scheduled for settlement in November 2008.  By contrast, the “first nearby month” futures contract is the CBOT contract next scheduled for settlement.  For example, as of June 29, 2007, the front-month soybean futures contract was the July 2007 futures contract, which is a contract for delivery of soybeans in July 2007.  In October 2008, the Soybeans Contract will also be the “first nearby month” futures contract, as settlement of the Soybeans Contract is scheduled for November 2008, the next succeeding delivery month.

The Basket Return will be determined in part by reference to the price of the Soybeans Contract traded on the CBOT.  We have derived all information regarding the Soybeans Contract and the CBOT from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, the CBOT. We make no representation or warranty as to the accuracy or completeness of such information.

The Soybeans Contract size is 5,000 bushels and the delivery points include Chicago, Burns Harbor, Indiana Switching District, Lockport-Seneca Shipping District, Ottawa-Chillicothe Shipping District, Peoria-Pekin Shipping District, Havana-Grafton Shipping District, St. Louis-East St. Louis and the Alton Switching Districts.  The price quotation for the Soybeans Contract is in cents per bushel.  The Soybeans Contract provides for delivery of No. 2 Yellow at par, No. 1 yellow at 6 cents per bushel over contract price and No. 3 yellow at 6 cents per bushel under contract price.  No. 3 Yellow Soybeans are only deliverable when all factors equal U.S. No. 2 or better except foreign material.

The following summarizes selected specifications relating to the Soybeans Contract traded on the CBOT:

Trading Unit:  5,000 bushels

Price Quotation:  U.S. cents per bushel

Minimum Price Fluctuation:  The minimum fluctuation shall be 1/4 cent, including spreads.

Daily Price Limit: 50 cents/bu ($2,500/contract) above or below the previous day’s settlement price.  There is no limit in the delivery month.

Last Trading Day: Trading terminates at the close of business on the day prior to the fifteenth calendar day of the contract month. For example, trading for the Soybeans Contract in November 2008 is scheduled to end on November 14, 2008.

Last Delivery Day: Second business day following the last trading day of the delivery month.

Historical Component Commodity Prices and Basket Return

The Cotton Contract is the NYBOT futures contract scheduled for settlement in December 2008 and the Soybeans Contract is the CBOT futures contract scheduled for settlement in November 2008. By contrast, the “first nearby month” futures contract for each Component Commodity is the contract next scheduled for settlement on the Relevant Exchange.

The following charts show the daily closing price (a) on NYBOT from December 14, 2006 (the earliest date from which historical price information is available for the Cotton Contract) through June 29, 2007, for the Cotton Contract versus the “first nearby month” NYBOT Cotton futures contract; and (b) on CBOT from November 15, 2005 (the earliest date from which historical price information is available for the Soybeans Contract) through June 29, 2007, for the Soybeans Contract versus the “first nearby month” CBOT Soybeans futures contract.  The charts below were prepared using historical data obtained from Bloomberg Financial Markets; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on prices of the Cotton Contract, the first nearby month NYBOT Cotton futures contract, the Soybeans Contract and the first nearby month CBOT Soybeans future contract are not necessarily indicative of the future performance of the Cotton Contract and/or the Soybeans Contract.  Fluctuations in Cotton Contract prices and Soybeans Cotton Contract prices make it difficult to predict whether or not the Redemption Amount payable at maturity will be greater than the principal amount invested.  Historical fluctuations in the prices may be greater or lesser than fluctuations in the prices of each of the contracts for such Component Commodities experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The notes will pay at maturity a Redemption Amount equal to the principal amount investment multiplied by the sum of 1 and the Basket Return.  The notes are not principal protected, even if held to maturity.  If the Final Basket Level is less than the Initial Basket Level, the Redemption Amount per note will be less than, and may be substantially less than, the principal amount invested.  The table below illustrates the hypothetical Redemption Amount at maturity per $1,000 in principal amount of notes, based on a hypothetical range of performance for the Final Basket Level (which will be determined on the Valuation Date) from 3 to 200, as well as, hypothetical values for the Basket Return (which will be calculated on the Valuation Date), the Initial Commodity Price of each Component Commodity (which will be calculated on the Trade Date) and the Final Commodity Price of each Component Commodity (which will be calculated on the Valuation Date).  The Reference Commodity Price of each Component Commodity equals [97]% of such Component Commodity’s Initial Commodity Price.  The Initial Basket Level will be set at 100 as of the Trade Date.  The following results are based solely on the hypothetical examples cited; the Final Basket Levels, the Initial Commodity Prices and the Final Commodity Prices have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of the price of the Component Commodities.  Numbers in the examples have been rounded for ease of analysis.

Final Basket Level	Initial Basket Level	Basket Return	Redemption Amount (per $1,000 principal amount)[1]
200	100	100%	$2,000.00
190	100	90%	$1,900.00
180	100	80%	$1,800.00
170	100	70%	$1,700.00
160	100	60%	$1,600.00
150	100	50%	$1,500.00
140	100	40%	$1,400.00
130	100	30%	$1,300.00
120	100	20%	$1,200.00
110	100	10%	$1,100.00
100	100	0%	$1,000.00
90	100	-10%	$900.00
80	100	-20%	$800.00
70	100	-30%	$700.00
60	100	-40%	$600.00
50	100	-50%	$500.00
40	100	-60%	$400.00
30	100	-70%	$300.00
20	100	-80%	$200.00
10	100	-90%	$100.00
3	100	-97%	$30.00

Example 1:  The Final Commodity Price of each Component Commodity increases relative to its Reference Commodity Price, resulting in a Final Basket Level of 130, a Basket Return of 30% and a Redemption Amount of $1,300 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Reference Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Cotton	69.50	67.42	95.22	50%	0.20
Soybeans	850.00	824.50	994.50	50%	0.10

Sum of Weighted Component Commodity Returns =					0.30
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =					130.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (130 – 100) / 100

The Redemption Amount per $1,000 principal amount is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 x (1 + 30%)= $1,300

Example 2: The Final Commodity Price of each Component Commodity decreases relative to its Reference Commodity Price, resulting in a Final Basket Level of 90, a Basket Return of –10% and a Redemption Amount of $900 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Reference Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Cotton	69.50	67.42	60.47	50%	–0.05
Soybeans	850.00	824.50	739.50	50%	–0.05

Sum of Weighted Component Commodity Returns =					–0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =					90.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (90 – 100) / 100

The Redemption Amount per $1,000 principal amount is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 x (1 – 10%)= $900

Example 3: The Final Commodity Price of Cotton appreciates relative to its Reference Commodity Price, while the Final Commodity Price of Soybeans depreciates relative to its Reference Commodity Price, resulting in a Final Basket Level of 110, a Basket Return of 10% and a Redemption Amount of $1,100  per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Reference Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Cotton	69.50	67.42	109.12	50%	0.30
Soybeans	850.00	824.50	484.50	50%	–0.20

Sum of Weighted Component Commodity Returns =					0.10
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =					110.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (110 – 100) / 100

The Redemption Amount per $1,000 principal amount is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 x (1 + 10%)= $1,100

Example 4: The Final Commodity Price of Soybeans appreciates relative to its respective Reference Commodity Price, while the Final Commodity Price of Cotton depreciates relative to its Reference Commodity Price, resulting in a Final Basket Level of 60, a Basket Return of –40% and a Redemption Amount of $600 per $1,000 note.

The table below illustrates how the Final Basket Level in the above example was calculated:

Component Commodity	Initial Commodity Price (on Trade Date)	Reference Commodity Price (on Trade Date)	Final Commodity Price (on Valuation Date)	Weighting	Weighted Component Commodity Return
Cotton	69.50	67.42	–29.89	50%	–0.70
Soybeans	850.00	824.50	1,334.50	50%	0.30

Sum of Weighted Component Commodity Returns =					–0.40
Final Basket Level = 100 x (1+ Sum of the Weighted Component Commodity Returns) =					60.0

The Basket Return equals (Final Basket Level – Initial Basket Level) / Initial Basket Level, and is calculated as follows:

Basket Return = (60 – 100) / 100

The Redemption Amount per $1,000 principal amount is calculated as follows:

Redemption Amount per $1,000 principal amount of notes = $1,000 x (1 – 40%)= $600